SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                             MERCURY AIR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    589354109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                NOVEMBER 22, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
            13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 20 Pages)

-----------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 2 of 20 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR HOLDINGS (BERMUDA) LTD.
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      BERMUDA
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          157,400
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     0
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     157,400
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      157,400
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.4%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 3 of 20 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                      J.O. Hambro Capital Management Group Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     315,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     315,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      315,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.9%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 4 of 20 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J O Hambro Capital Management Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     315,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     315,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      315,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.9%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 5 of 20 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     315,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     315,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      315,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.9%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 6 of 20 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Christopher Harwood Bernard Mills
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     472,400
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     472,400
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      472,400
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.3%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 7 of 20 Pages
---------------------------------                 ------------------------------


                            STATEMENT ON SCHEDULE 13D


         The following constitutes the initial Schedule 13D filed by Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills. The Schedule 13D is referred to as "Schedule 13D".

Item  1.          Security  and  Issuer.

                  This statement relates to shares (the "Shares") of the Common Stock, par value $0.01 per share ("Common Stock"), of Mercury Air Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 5456 McConnell Avenue, Los Angeles, CA 90066.

Item 2.           Identity and Background.

         Items 2(a), 2(b), 2(c) and 2(f).   Filing Parties.

         This Statement is filed on behalf of the following persons or entities, who are collectively referred to as the "Filing Parties":

1) Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda (the "Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.

2) J O Hambro Capital Management Group Limited ("Group") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

3)       J  O  Hambro   Capital   Management   Limited  ("J  O  Hambro   Capital
Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust and as investment adviser to Oryx International Growth Fund Limited ("Oryx") and investment manager to certain private clients. J O Hambro Capital Management is a subsidiary of Group.

4) American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Court, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 8 of 20 Pages
---------------------------------                 ------------------------------

5) Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of Group, J O Hambro Capital Management, Oryx, Acquisitor plc and Acquisitor, and as co-investment adviser to NASCIT and American Opportunity Trust.

         Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties which are corporations are included in Schedule A hereto and is incorporated by reference herein.

         Item 2(d)    Criminal Proceedings.

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)    Civil Securities Law Proceedings.

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 157,400 shares of Common Stock beneficially held by Acquisitor is $485,468. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 315,000 shares of Common Stock beneficially held by American Opportunity Trust is $1,036,157. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

          Item 4.  Purpose of the Transaction.

          The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation purchasing additional shares of Common Stock in the open market or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Filing Parties may also sell some or all of their shares of Common Stock in the open market or through

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 9 of 20 Pages
---------------------------------                 ------------------------------

privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and 5(b)

         The Filing Parties may be deemed to beneficially own an aggregate of 472,400 shares of Common Stock (which constitutes approximately 7.34% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of
Section  13(d)  of  the  Act  is  as  follows:

Filing Party          Aggregate  Number/Percent* of    Number/Percent* of
                      Number of        Shares:               Shares:
                       Shares    Sole Power to Vote   Shared Power to Vote
Acquisitor Holdings     157,400        157,400/2.44%                   0/0%
(Bermuda) Ltd.

J O Hambro Capital      315,000                 0/0%          315,000/4.89%
Management Group
Limited

J O Hambro Capital      315,000                 0/0%          315,000/4.89%
Management

American Opportunity    315,000                 0/0%          315,000/4.89%
Trust

Christopher H. B.       472,400                 0/0%          472,400/7.34%
Mills


         * Based on 6,439,999 shares of Common Stock outstanding as of November 12, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 10 of 20 Pages
---------------------------------                 ------------------------------

         Item 5(c)

         Within the last 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

   Date     Filing Party                        Buy or  Number of   Price
                                                 Sell    Shares     (US$)
 10/9/2002  American Opportunity Trust          Buy        34,500  $  3.15
 11/4/2002  American Opportunity Trust          Buy        15,000  $  3.00
 11/7/2002  American Opportunity Trust          Buy         1,000  $  3.00
 11/8/2002  American Opportunity Trust          Buy         8,000  $  3.00
11/11/2002  American Opportunity Trust          Buy         3,000  $  2.98
11/12/2002  American Opportunity Trust          Buy        77,700  $  3.30
11/15/2002  American Opportunity Trust          Buy        20,300  $  3.35
11/26/2002  American Opportunity Trust          Buy        25,000  $  3.00
11/27/2002  American Opportunity Trust          Buy        50,500  $  3.00
11/29/2002  American Opportunity Trust          Buy         4,500  $  3.01
 12/2/2002  American Opportunity Trust          Buy        10,000  $  3.00

11/15/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy        20,900  $  3.36
11/19/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy        10,000  $  3.30
11/21/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy        50,000  $  3.01
11/22/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy        46,500  $  3.03
11/26/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy        25,000  $  3.03
11/27/2002  Acquisitor Holdings (Bermuda) Ltd.  Buy         5,000  $  3.04

         All transactions were made through purchases in the open market.

         Item 5(d)

         No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Issuer pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed herewith or incorporated herein by reference:

         (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management and American Opportunity Trust.

         (b) Joint Filing Agreement dated as of December 2, 2002 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust and Christopher Harwood Bernard Mills.

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 11 of 20 Pages
---------------------------------                 ------------------------------



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 2, 2002

ACQUISITOR HOLDINGS (BERMUDA) LTD.           J O HAMBRO CAPITAL MANAGEMENT GROUP
                                             LIMITED

By: /s/ Duncan Soukup
---------------------------                  By: /s/ R. G. Barrett
Name:  Duncan Soukup                         ---------------------------
Title: Deputy Chairman                       Name:  R. G. Barrett
                                             Title: Director

J O HAMBRO CAPITAL MANAGEMENT LIMITED        AMERICAN OPPORTUNITY TRUST PLC

                                             By:  J O Hambro Capital Management
By: /s/ R. G. Barrett                        Limited,
---------------------------                  Its investment advisor
Name:  R. G. Barrett
Title: Director
                                             By: /s/ R. G. Barrett
                                             ---------------------------
                                             Name:  R. G. Barrett
                                             Title: Director

/s/ Christopher Mills
-----------------------------
CHRISTOPHER MILLS

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 12 of 20 Pages
---------------------------------                 ------------------------------

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors of Acquisitor Holdings (Bermuda) Ltd. as of the date hereof.

Name:                          Duncan Soukup
                               (Deputy Chairman)
Citizenship:                   British
Business Address:              118 E. 25TH Street, Eighth Floor
                               New York, New York 10010
                               USA
Principal Occupation:          Deputy Chairman, Acquisitor Holdings (Bermuda)
Ltd.
                               Managing Director, Acquisitor plc
                               President and Chief Executive Officer, Lionheart
                               Group, Inc.
                               Managing Director, York Energy Ltd.

Name:                          Luke Oliver Johnson
                               (Director)
Citizenship:                   British
Business Address:              Clarendon House
                               2 Church Street
                               Hamilton HM 11, Bermuda
Principal Occupation:          Director, Acquisitor Holdings (Bermuda) Ltd.
                               Director, Acquisitor plc
                               Chairman, Signature Restaurants PLC

Name:                          John Stanislas Albert Radziwill
                               (Chairman)
Citizenship:                   British
Business Address:              Clarendon House
                               2 Church Street
                               Hamilton HM 11, Bermuda
Principal Occupation:          Chairman, Acquisitor Holdings (Bermuda) Ltd.
                               Chairman, Acquisitor plc
                               Chairman and Chief Executive Officer, York Energy
                               Ltd.
                               Director, Goldcrown Group Limited

Name:                          James Ozanne
                               (Non-Executive Director)
Citizenship:                   American
Business Address:              Clarendon House
                               2 Church Street
                               Hamilton HM 11, Bermuda
Principal Occupation:          Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               Principal, Greenrange Partners
                               Director and Chairman of the Underwriting
                               Committee, Financial Security Assurance

Name:                          Christopher Harwood Bernard Mills
                               (Non-Executive Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 13 of 20 Pages
---------------------------------                 ------------------------------

Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

Name:                          Peter Melhado
                               (Non-Executive Director)
Citizenship:                   American
Business Address:              Clarendon House
                               2 Church Street
                               Hamilton HM 11, Bermuda
Principal Occupation:          Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               General Partner, Polaris Partners, L.P.

Name:                          Timothy  James  Carey  Lovell
                               (Non-Executive  Director  and  Assistant  Company
                               Secretary)
Citizenship:                   British
Business Address:              Clarendon House
                               2 Church Street
                               Hamilton HM 11, Bermuda
Principal Occupation:          Non-Executive Director and Assistant Secretary,
                               Acquisitor Holdings
                               (Bermuda) Ltd.

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                          James Daryl Hambro
                               (Chairman)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Chairman, J O Hambro Capital Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 14 of 20 Pages
---------------------------------                 ------------------------------

Name:                          Nichola Pease
                               (Director and Chief Executive)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director and Chief Executive, J O Hambro Capital
                               Management

Name:                          Basil Postan
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Malcolm Robert King
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Graham Warner
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Robert George Barrett
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Nicholas James Measham
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 15 of 20 Pages
---------------------------------                 ------------------------------

Name:                          Willem Vinke
Citizenship:                   Dutch
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.


Name:                          James Daryl Hambro
                               (Managing Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Managing Director, J O Hambro Capital
                               Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               Executive Director, NASCIT
                               Executive Director, American Opportunity
                               Trust
                               Director, J O Hambro Capital Management

Name:                          Malcolm Robert King
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Nichola Pease
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director and Chief Executive, J O Hambro
                               Capital Management

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 16 of 20 Pages
---------------------------------                 ------------------------------

Name:                          Basil Postan
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Robert George Barrett
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                          Nicholas James Measham
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Principal Occupation:          Director, J O Hambro Capital Management
Name:                          Willem Vinke
Citizenship:                   Dutch
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                          R. Alexander Hammond-Chambers
                               (Chairman)
Citizenship:                   British
Business Address:              29 Rutland Square
                               Edinburgh
                               EH1 2BW
Principal Occupation:          Non-executive director

Name:                          Christopher Harwood Bernard Mills
Citizenship:                   British
Business Address:              Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 17 of 20 Pages
---------------------------------                 ------------------------------

Principal Occupation:          Non-Executive Director, Acquisitor plc
                               Non-Executive Director, Acquisitor Holdings
                               (Bermuda) Ltd.
                               Executive Director, American Opportunity
                               Trust
                               Executive Director, NASCIT
                               Director, J O Hambro Capital Management

Name:                          John Gildea
                               (Director)
Citizenship:                   USA
Business Address:              Gildea Management Company/1/
                               115 East Putnam Avenue
                               3rd Floor
                               Greenwich, Connecticut 06830
Principal Occupation:          President, Gildea Management Company

Name:                          The Hon. James J. Nelson
                               (Director)
Citizenship:                   British
Business Address:              Foreign & Colonial Ventures/2/
                               4th Floor
                               Berkeley Square House
                               Berkeley Square
                               London W1X 5PA
                               England
Principal Occupation:          Director, Foreign & Colonial Ventures

Name:                          Iain Tulloch
                               (Director)
Citizenship:                   British
Business Address:              Murray Johnstone Ltd./3/
                               7 West Nile Street
                               Glasgow G2 2PX
                               Scotland
Principal Occupation:          Director, Murray Johnstone Ltd.

Name:                          Philip Ehrman
                               (Director)
Citizenship:                   British
Business Address:              Gartmore Investment Management Ltd./4/
                               Gartmore House
                               16-18 Monument Street
                               London EC3R 8AJ
                               England
Principal Occupation:          Investment Manager, Gartmore Investment
                               Management Ltd.

-----------------------

      1 Gildea Management Company is principally engaged in the investment management business.

      2 Foreign & Colonial Ventures is principally engaged in the investment management business.

      3 Murray Johnstone Ltd. is principally engaged in the investment management business.

      4 Gartmore Investment Management Limited is principally engaged in the investment management business.

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 18 of 20 Pages
---------------------------------                 ------------------------------




                                  Exhibit Index

 The following documents are filed herewith or incorporated herein by reference:

-----------------------------------------------------  ----------------------------
                      Exhibit                                      Page
-----------------------------------------------------  ----------------------------
         (a) Administration,  Management and Custody   Incorporated by reference to
Management  Agreement dated as of January 7, 1993      Exhibit (a) of the Schedule
between J O Hambro Capital Management  and American    13D Amendment No. 1 filed on
Opportunity Trust.                                        February 20, 2001 by
                                                       Acquisitor plc and the other
                                                       parties thereto with respect
                                                       to Colorado MEDtech Inc.
-----------------------------------------------------  ----------------------------
         (b)  Joint  Filing  Agreement  dated  as of                19
December 2, 2002  among Acquisitor Holdings (Bermuda)
Ltd., J O Hambro Capital Management Group Limited, J
O Hambro Capital Management Limited, American
Opportunity Trust, Christopher H. B. Mills.
-----------------------------------------------------  ----------------------------

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 19 of 20 Pages
---------------------------------                 ------------------------------


                             JOINT FILING AGREEMENT

                                 By and between

                       ACQUISITOR HOLDINGS (BERMUDA) LTD.

                   J O HAMBRO CAPITAL MANAGEMENT GROUP LIMITED

                      J O HAMBRO CAPITAL MANAGEMENT LIMITED

                         AMERICAN OPPORTUNITY TRUST PLC

                                       and

                             CHRISTOPHER H. B. MILLS





                             As of December 2, 2002

---------------------------------                 ------------------------------
CUSIP No. 589354109                     13D         Page 20 of 20 Pages
---------------------------------                 ------------------------------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated December 2, 2002 with respect to the shares of common stock, $0.01 par value, of Mercury Air Group, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  December 2, 2002

ACQUISITOR HOLDINGS (BERMUDA) LTD.           J O HAMBRO CAPITAL MANAGEMENT GROUP
                                             LIMITED

By: /s/ Duncan Soukup
---------------------------                  By: /s/ R. G. Barrett
Name:  Duncan Soukup                         ---------------------------
Title: Deputy Chairman                       Name:  R. G. Barrett
                                             Title: Director

J O HAMBRO CAPITAL MANAGEMENT LIMITED        AMERICAN OPPORTUNITY TRUST PLC
                                             By:  J O Hambro Capital Management
                                             Limited,
By: /s/ R. G. Barrett                        Its investment advisor
---------------------------
Name:  R. G. Barrett
Title: Director                              By: /s/ R. G. Barrett
                                             ---------------------------
                                             Name:  R. G. Barrett
                                             Title: Director

/s/ Christopher H. B. Mills
-----------------------------
CHRISTOPHER H. B. MILLS